Lively Root Technologies, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Lively Root Technologies, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
November 17, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	48,006	-
Accounts Receivable	127,755	75,655
Other Receivables	25,695	75,825
Prepaid Expenses	6,460	148,078
Inventory	410,906	155,785
Total Current Assets	618,822	455,343
Non-current Assets		
Computers, Machinery & Equipment, net of Accumulated Depreciation	82,566	69,743
Security Deposits	3,315	3,315
R&D Tax Credit	71,556	-
Total Non-Current Assets	157,437	73,058
TOTAL ASSETS	776,259	528,401
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	2,181,587	488,787
Notes Payable	701,619	172,003
Gift Card Liability	56,774	39,463
Accrued Interest from Bridge Loans	175,001	-
Bridge Loans	1,330,000	-
Sales Tax Payable	27,857	40,185
Bank Overdraft Liability	-	7,656
Accrued Liabilities	119,318	490,874
Total Current Liabilities	4,592,156	1,238,968
Long-term Liabilities		
Future Equity Obligations	2,508,332	1,783,332
Total Long-Term Liabilities	2,508,332	1,783,332
TOTAL LIABILITIES	7,100,488	3,022,300
EQUITY		
Common Stock	60	60
Preferred Stock	15	15
Additional Paid in Capital	976,096	976,096
Accumulated Deficit	(7,300,400)	(3,470,070)
Total Equity	(6,324,229)	(2,493,899)
TOTAL LIABILITIES AND EQUITY	776,259	528,401

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	4,687,290	3,625,885
Cost of Revenue	3,465,879	1,937,980
Cost of Revenue - Related Party	42,583	759,304
Gross Profit	1,178,828	928,602
Operating Expenses		
Advertising and Marketing	2,051,470	1,680,832
General and Administrative	2,282,230	1,713,449
General and Administrative - Related Party	12,025	92,914
Research & Development	18,750	121,466
Rent and Lease	30,357	28,043
Rent and Lease - Related Party	95,990	65,079
Depreciation	12,776	15,471
Total Operating Expenses	4,503,598	3,717,253
Operating Income (loss)	(3,324,770)	(2,788,652)
Other Income		
Employee Retention Tax Credits	-	128,575
Interest Income	-	10,509
Total Other Income	-	139,084
Other Expense		
Interest Expense	505,560	63,701
Total Other Expense	505,560	63,701
Earnings Before Income Taxes	(3,830,330)	(2,713,269)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(3,830,330)	(2,713,269)

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	6,054,689	60	1,500,000	15	976,096	(756,802)	219,370
Net Income (Loss)	-	-	-	-	-	(2,713,269)	(2,713,269)
Ending Balance 12/31/2021	6,054,689	60	1,500,000	15	976,096	(3,470,070)	(2,493,899)
Net Income (Loss)	-	-	-	-	-	(3,830,330)	(3,830,330)
Ending Balance 12/31/2022	6,054,689	60	1,500,000	15	976,096	(7,300,400)	(6,324,229)

Statement of Cash Flows

	Year Ended December 31, 2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(3,830,330)	(2,713,269)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	12,776	15,471
Accounts Payable and Accrued Expenses	1,692,800	367,804
Accrued Liabilities	(371,555)	290,985
Inventory	(255,122)	(112,830)
Accounts Receivable	(52,100)	2,768
Prepaid Expenses	141,618	(101,298)
R&D Tax Credit	(71,556)	
Other Receivable	50,131	(73,832)
Gift Card Liability	17,311	16,580
Accrued Interest	175,001	-
Bank Overdraft Liability	(7,657)	7,657
Sales Tax Payable	(12,328)	16,222
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,319,318	429,526
Net Cash provided by (used in) Operating Activities	(2,511,012)	(2,283,743)
INVESTING ACTIVITIES		
Computer & Hardware and Machinery & Equipment	(25,598)	(45,498)
Net Cash provided by (used by) Investing Activities	(25,598)	(45,498)
FINANCING ACTIVITIES		
Proceed/(Repayments) from/(of) Notes Payable	1,859,616	(127,997)
Proceeds from the Issuance of Future Equity Obligations	725,000	1,783,332
Net Cash provided by (used in) Financing Activities	2,584,616	1,655,335
Cash at the beginning of period	-	673,905
Net Cash increase (decrease) for period	48,006	(673,905)
Cash at end of period	48,006	-

Lively Root Technologies, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Lively Root Technologies, Inc. ("the Company") was formed in Delaware on June 30th, 2020. The Company delivers a broad range of the highest quality plant products directly to the modern consumer's doorstep through their engaging digital platform, sophisticated business model, cutting-edge packaging, optimized logistics, and highly experienced management team. The Company launched in 2020 and has generated over $2.3 million in revenues in the first eight months of existence from customers in all 50 states. The Company is preparing to supercharge their already fast paced growth. Their evolving technology and model are well positioned to take advantage of the seismic shift towards the digital garden center for all demographics.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability. The Company had a gift card liability balance of $56,774 as of December 31st, 2022.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Computers	5	39,213	(11,448)	-	27,765
Machinery & Equipment	5-7	71,599	(16,799)	-	54,800
Grand Total	-	**110,813**	**(28,247)**	-	**82,566**

Inventory

The Company had an inventory balance of $410,906 as of December 31st, 2022, consisting of $207,882 of finished goods and $203,024 in packaging and materials. The Company performs monthly inventory valuations and values its inventory using the FIFO (First-In, First-Out) method of accounting.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Other Receivables

The Company has an other receivables balance of $25,695 as of December 31st, 2022, primarily consisting of credits from UPS for damaged goods.

R&D Tax Credit

The Company had an R&D tax credit balance of $71,556 as of December 31st, 2022, as a result from their efforts and activity in research and development.

Accrued Liabilities

The Company had an accrued liabilities balance of $119,318 and $490,874 as of December 31st, 2022 and 2021, respectively, primarily consisting of accrued shipping expenses and accrued payroll liabilities.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent

fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	-	$-
Granted	1,875,000	$0.07
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2021	1,875,000	$0.07
Granted	-	$-
Exercised	(54,689)	$0.07
Expired/cancelled	(249,999)	$0.07
Total options outstanding, December 31, 2022	1,570,312	$0.07
Options exercisable, December 31, 2022	1,289,071	$0.07

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021	-	$-
Granted	1,875,000	$0.13
Vested	(183,037)	$0.13
Forfeited	-	$-
Nonvested options, December 31, 2021	1,691,963	$0.13
Granted	-	$-
Vested	(1,106,034)	$0.13
Forfeited	(304,688)	$0.13
Nonvested options, December 31, 2022	281,241	$0.13

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2021 and 2022 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2022:

Exercise Price	Number Outstanding	Expiration Date
1.07	102,000	4/20/2026
	102,000	

A summary of the warrant activity for the years ended December 31, 2022 and 2021 is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2021	-	-
Grants	102,000	1.07
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2021	102,000	1.07
Grants	-	-
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2022	102,000	1.07
Vested and expected to vest at December 31, 2022	102,000	1.07
Exercisable at December 31, 2022	102,000	1.07

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A board member is an owner of one of the Company's major vendors. In 2020, the Company entered into a Supply, Fulfillment, and Services Agreement in 2020 with this related party vendor.

The agreement requires that the Company purchase plants from this vendor and the vendor will grow, package and ship such plants directly to the Company's customers. The vendor shall be the Company's sole California nursery and grower for sourcing grown plant products to the west coast. The Company incurred approximately $42,583 in cost of revenue and $12,025 in general and administrative expenses incurred in 2022, related to this vendor. There was approximately $759,304 in cost of revenue and $92,914 in general and administrative expenses incurred in 2021, related to this vendor. See rent and lease disclosure below for details of warehouse lease entered into with this related party.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees. See Note 7 – Subsequent Events disclosure for details of potential litigations.

Rent and Lease

The Company rented office space during 2022 and 2021. The Company did not continue the lease in 2023. The Company incurred rent expenses of $19,096 in 2022 and $20,675 in 2021 related to this lease.

The Company entered into various other monthly rent and lease agreements for which they leased an office desk, mobile office, and parking. The Company incurred rent and lease expense of $11,261 in 2022 and $7,368 in 2021 related to these additional agreements.

The Company leases its warehouse from a related party under a year-to-year contract and can renew on an ongoing basis. The Company incurred rent expenses of $95,990 in 2022 and $65,079 in 2021.

NOTE 5 – LIABILITIES AND DEBT

During the periods ending December 31st, 2021 and 2022, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at discounts ranging from none to 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $10M – 12M.

The Company entered into various loan agreements with one entity. One agreement resulted in the Company receiving a total of $349,314 of which $209,314 related to future receivables being purchased and an additional advance of $140,000. The second agreement resulted in the Company receiving a total of $467,995 of which $292,995 relate to future receivables being purchased and an additional advance of $175,000. The loans accrue interest at 12% that did not start accruing in 2022. The aggregate balance of the loans was $201,829 as of December 31st, 2022. The Company expects to repay the entire amount in 2023. The loans incurred interest of approximately $94,700 in 2022.

The Company entered into a loan agreement resulting in them receiving $150,000. The Company is required to repay $112,189, consisting of $12,189 in loan fees. The loan accrues interest at 7% and is due in 2023. The loan requires weekly payments of $2,157. The balance of the loan was $93,934 as of December 31st, 2022.

The Company entered into a loan agreement resulting in them receiving $100,000. The Company is required to repay $160,757, consisting of $10,757 in loan fees. The loan accrues interest at 12% and is due in 2023. The loan contains a repayment percentage of 25% required to be paid every 90 days. The balance of the loan was $94,929 as of December 31st, 2022.

The Company entered into various Shopify loan agreements resulting in aggregate loan balances of $310,927 as of December 31st, 2022. The loan is due in 2023. The loan accrues interest at 10%. The loan contains a repayment percentage of 15% of daily receivables. The loans incurred interest of approximately $99,023 in 2022.

The Company received multiple bridge loans totaling $530,000. The loans accrue interest at 10% and are due in 2023. The balance of the loan was $530,000 as of December 31st, 2022. The loan accrued interest of $31,001 as of December 31st, 2022.

The Company received a loan totaling $800,000. The loan accrues interest at 18% and is due in 2023. The balance of the loan was $800,000 as of December 31st, 2022. The loan accrued interest of $144,000 as of December 31st, 2022.

Debt Summary

				For the Year Ended December 2022				For the Year Ended December 2021			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Notes Payable 1	817,309	12%	2023	201,829	-	201,829	-	-	119,291	119,291	-
Notes Payable 2	150,000	7%	2023	93,934	-	93,934	-	-	-	-	-
Notes Payable 3	100,000	12%	2023	94,929	-	94,929	-	-	-	-	-
Shopify Loan	310,927	10%	2023	310,927	-	310,927	-	-	52,712	52,712	-
Bridge Loan 1	530,000	10%	2023	530,000	-	530,000	31,001	-	-	-	-
Bridge Loan 2	800,000	18%	2023	800,000	-	800,000	144,000	-	-	-	-
Total				**2,031,619**	-	**2,031,619**	**175,001**	-	**172,003**	**172,003**	-

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	2,031,619
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

See Note 7 – Subsequent Events disclosure for details of equity restructuring upon formation of new entity. The following was the equity structure as of December 31st, 2022.

The Company has authorized 10,000,000 common shares with a par value of $0.00001 per share. 6,054,689 shares were issued and outstanding as of 2021 and 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 1,500,000 of preferred shares with a par value of $0.00001 per share. 1,500,000 shares were issued and outstanding as of 2021 and 2022.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31st, 2022, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 17, 2023, the date these financial statements were available to be issued.

On July 1st, 2023, the Company was restructured and reconstituted into a new entity called Grow Source Technologies, Inc. The equity ownership was substantially changed and most of the previous shareholders are no longer a part of the new restructured entity, and the debt was substantially reduced by approximately $3M. All of the assets, employees, and management are identical moving forward. Business operations and customers were not impacted, and they continue to operate on a day-to-day basis as they did previously. Grow Source Technologies, Inc. is still authorized to issue 10,000,000 Common Stock at a par value of $0.00001 per share. There is no preferred stock authorized as of yet.

The Company has potential litigation from a previous vendor for an unpaid disputed balance of $263,826.

The Company has a potential litigation for a breach of contract in the amount of $110,000. The Company has challenged this as the contract was not fulfilled and key information was withheld by the other entity that was material to the transaction.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.